Via Facsimile and U.S. Mail
Mail Stop 0610   March 4, 2009

Mr. David A. Broecker
President and Chief Executive Officer
Alkermes, Inc.
88 Sidney Street
Cambridge, Massachusetts 02139-4234

Re: Alkermes, Inc.
        Form 10-K for the fiscal year ended March 31, 2008
        File No. 001-14131

Dear Mr. Broecker:

        We have reviewed your filing and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosure. Where a comment asks you to revise disclosure, the information you provide
should show us what the revised disclosure will look like and identify the annual or
quarterly filing, as applicable, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, please explain the reason in your response.
After reviewing the information provided, we may raise additional comments and/or
request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Collaborative Agreements

1.   We note the agreements with Cilag GmbH International and Amylin are described
        in this section and the notes to the financial statements, however these agreements
        have not been filed as exhibits. Please provide us with an analysis supporting
        your determination that the agreements are not required to be filed as exhibits
        pursuant to Item 601 (b)(10) of Regulation S-K.

Item 1A. Risk Factors

"Potential tax liabilities could adversely affect our results," page 28

2.   To the extent that the company is or has reason to be aware of any actual or
        potential differences between its provision for income taxes and the findings of
        subsequent audits of its income tax treatment, that would have a material effect on
        income tax reported, you must revise your filing to provide this disclosure. Please
        advise us whether the company is aware of any such tax matters and, if
        applicable, revise this risk factor accordingly.

Item 11. Executive Compensation

3.   We note the discussion under the section of your proxy statement entitled
        "Compensation Program Elements." Please provide us with more information
        concerning the performance criteria and target levels for fiscal year 2008
        executive compensation in connection with (a) the company performance
        objectives and goals and (b) the objectives and goals relating to the functional
        area and individual performance of each particular executive officer. Please
        disclose the extent to which named executive officers accomplished both
        corporate and individual goals and explain how you considered these
        accomplishments when awarding salary increases, bonuses and stock options.

4.   Please identify the specific qualitative or quantitative target that each corporate
        and individual goal was designed to achieve, and state whether these targets were
        achieved. To the extent you believe disclosure of these targets is not required
        because it would cause competitive harm, provide us on a supplemental basis a
        detailed explanation under instruction 4 to Item 402(b) of Regulation S-K for this
        conclusion. If disclosure of the performance-related factors would cause
        competitive harm, please discuss further how difficult it would be for the named
        executive officer or how likely it will be for you to achieve the target levels or
        other factors.

* * * * *

        Please provide us the information requested within 10 business days of the date
of this letter or tell us when you will provide a response prior to the expiration of the 10-
day period. Please furnish a letter with your responses that keys your responses to our
comments. Detailed cover letters greatly facilitate our review. You should furnish the
letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John L. Krug, Senior Counsel, at (202) 551-3862, Dan Greenspan, Special Counsel, at (202) 551-3623, or me at (202) 551-3715 if you have any questions.

Sincerely,

Jeffrey Riedler
Assistant Director